Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037
July 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Danaher Corporation, DH Europe Finance S.à r.l., DH Europe Finance II S.à r.l.
Registration Statement on Form S-3ASR (File No. 333-232524)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3ASR (File No. 333-232524) initially filed with the Securities and Exchange Commission (the “Commission”) by Danaher Corporation, DH Europe Finance S.à r.l. and DH Europe Finance II S.à r.l. (the “Companies”) on July 2, 2019, together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Companies hereby respectfully request that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Companies are requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3ASR,” whereas the Companies intended the Registration Statement to be filed with the Commission with the code “POSASR.” The Companies intend to promptly file a new registration statement with the code “POSASR.” No securities were sold pursuant to the Registration Statement.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037, Attn: Associate General Counsel, and to the Company’s legal counsel, WilmerHale, 1875 Pennsylvania Avenue, N.W. 20006, Attn: Erika L. Robinson

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Erika L. Robinson of WilmerHale at (202) 663-6402.

Sincerely,

/s/ James F. O’Reilly
James F. O’Reilly
Vice President & Associate General Counsel

End of Document